UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)1

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Jun Sawada

NTT Communications Corporation

1-6, Uchisaiwai-cho 1-chome

Chiyoda-ku, Tokyo 100-8019

Japan

(81-3) 6700-4601

with a copy to:

Robert W. Mullen, Jr., Esq.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005

USA

Telephone: (212) 530-5150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NTT Communications Corporation No I.R.S. Identification
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 27,233,035
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 27,233,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,233,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 718252109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nippon Telegraph and Telephone Corporation No I.R.S. Identification
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 27,233,035[1]
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 27,233,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,233,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON HC

[1]

Nippon Telegraph and Telephone Corporation beneficially owns (i) 12,633,487 shares through NTT Communications Corporation, its wholly-owned subsidiary, and (ii) 14,599,548 shares through NTT DoCoMo, Inc., its majority-owned publicly-traded subsidiary.

This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D dated March 24, 2000 (the “Schedule 13D”), which was filed in paper format with the Securities and Exchange Commission (the “SEC”) on behalf of the Reporting Persons (as defined herein) and NTT-UK (as defined herein), relating to the Common Shares (as defined herein) of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”), as amended and restated by Amendment No. 1 dated December 11, 2002 (as amended, “Amendment No. 1”), by Amendment No. 2 dated January 31, 2006 (as amended, “Amendment No. 2”) and by Amendment No. 3 dated March 14, 2006 (as amended, “Amendment No. 3”). The purpose of this Amendment No. 4 is to reflect the acquisition of Common Shares of PLDT by NTT DoCoMo, Inc. (“DoCoMo”), a majority-owned subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), in open market purchases from March 20, 2007 through April 16, 2007. Unless specifically amended hereby, the disclosure in the Schedule 13D, as amended and restated by Amendment No. 1, Amendment No. 2 and Amendment No. 3, remains unchanged.

All capitalized terms used, but not defined, in this Amendment No. 4 are defined in Amendment No. 3. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits to Amendment No. 3 or incorporated in Amendment No. 3 by reference.

Item 2. Identity and Background

Paragraphs (a) – (c) and (f) of Item 2 of the Schedule 13D are hereby amended by replacing Schedule A and Schedule B to Amendment No. 3 with Schedule A and Schedule B to this Amendment No. 4.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 3 is hereby amended by adding the following:

March and April 2007 DoCoMo Open Market Purchases

From March 20, 2007 through April 16, 2007, DoCoMo made open market purchases of Common Shares through the Philippine Stock Exchange and American Depositary Shares representing Common Shares through the New York Stock Exchange. Through these open market purchases, DoCoMo has acquired 1,966,062 additional shares (including 1,316,724 shares represented by American Depositary Shares) (the “Additional DoCoMo PLDT Shares”) representing approximately 1.0% of the outstanding capital stock of PLDT. All of the funds used to pay for the Additional DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

Item 4. Purpose of Transaction

Item 4 of Amendment No. 3 is hereby amended by adding the following paragraphs:

March and April 2007 DoCoMo Open Market Purchases

DoCoMo is acquiring the Additional DoCoMo PLDT Shares for the same purposes as those described in this Item 4 with respect to its acquisition of the DoCoMo PLDT Shares.

Upon the acquisition of the Additional DoCoMo PLDT Shares, DoCoMo will beneficially own, in the aggregate, approximately 14.5% of the voting power attached to the outstanding Common Shares.

Following the acquisition of the Additional DoCoMo PLDT Shares, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions, up to the limitation of 21% of the Common Shares issued and outstanding as described in this Item 4. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of Amendment No. 3 are hereby amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTT Communications Corporation (“NTTC”) and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and Co-Operation Agreement (applicable to the DoCoMo PLDT Shares and the Additional DoCoMo PLDT Shares), the Reporting Persons and DoCoMo constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, DoCoMo may be deemed to have acquired beneficial ownership of the 27,233,035 Common Shares beneficially held by the Reporting Persons. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in Amendment No. 3), the Reporting Persons and DoCoMo and the other parties to the Shareholders Agreement might be deemed to constitute a “group.” However, the Reporting Persons disclaim that they have agreed to act as a group with any other parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and the Reporting Persons disclaim beneficial ownership of the Common Shares other than the amounts of shares reported for the Reporting Persons herein.

(b) As the registered owner, NTTC has the shared power to vote or dispose or to direct the vote or disposition of the 27,233,035 Common Shares beneficially owned by NTTC and DoCoMo. By virtue of its ownership of all of the issued and outstanding capital stock of NTTC, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by NTTC.

(c) Except for the purchase by DoCoMo of the Additional DoCoMo PLDT Shares described in Item 3, neither the Reporting Persons, nor to the knowledge of each Reporting Person, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

	By:	/s/ Kiyoshi Kousaka
	Name:	Kiyoshi Kousaka
	Title:	Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007	NTT COMMUNICATIONS CORPORATION

	By:	/s/ Jun Sawada
	Name:	Jun Sawada
	Title:	Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTT is set forth below. All of the persons listed below are directors of NTT and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with NTT. If no address is given, the director’s business address is 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT’s principal business is serving as a holding company for subsidiaries engaged in providing telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, Integrated Services Digital Network (“ISDN”) services, sale of telecommunication equipment and other services.

Directors

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Norio Wada	Japan	President & CEO
Satoshi Miura	Japan	Senior Executive Vice President
Ryuji Yamada	Japan	Senior Executive Vice President
Shin Hashimoto	Japan	Executive Vice President
Hiroo Unoura	Japan	Senior Vice President
Ken Yagi	Japan	Senior Vice President
Akira Arima	Japan	Senior Vice President
Kiyoshi Kousaka	Japan	Senior Vice President
Takashi Imai	Japan	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation, 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8017, Japan
Yotaro Kobayashi	Japan	Senior Vice President Chairman and Director of Fuji Xerox Co., Ltd., 17-22, Akasaka 2-chome, Minato-ku, Tokyo 107-0052, Japan
Johji Fukada	Japan	Full-time Corporate Auditor
Susumu Fukuzawa	Japan	Full-time Corporate Auditor
Yasuchika Negoro	Japan	Corporate Auditor
Masamichi Tanabe	Japan	Corporate Auditor
Shigeru Iwamoto	Japan	Corporate Auditor

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS

OF

NTT COMMUNICATIONS CORPORATION (“NTTC”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTTC is set forth below. All of the persons listed below are directors of NTTC and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with NTTC. If no address is given, the director’s business address is 1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan. NTTC’s principal business is providing international and long distance telecommunications services and data transmission services.

Directors

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Hiromi Wasai	Japan	President & CEO
Masayuki Nomura	Japan	Senior Executive Vice President
Masaki Mitsumura	Japan	Senior Executive Vice President
Masae Tamura	Japan	Executive Vice President
Osamu Inoue	Japan	Executive Vice President
Koichi Maeda	Japan	Senior Vice President
Sadao Maki	Japan	Senior Vice President
Mitsuo Murakami	Japan	Senior Vice President
Mikio Doi	Japan	Senior Vice President
Haruhiko Yamada	Japan	Senior Vice President
Toshimune Okihara	Japan	Senior Vice President
Masanobu Suzuki	Japan	Senior Vice President
Testuya Obata	Japan	Senior Vice President
Takao Nakajima	Japan	Senior Vice President
Yutaka Yamaga	Japan	Corporate Auditor
Kenichi Shiraishi	Japan	Corporate Auditor
Hideo Maekawa	Japan	Corporate Auditor